Innovate·Adapt·Excel


03022574

FILE NO.
82-34708

April 17, 2003

VIA FEDERAL EXPRESS


SEC MAIL PROCESSING
RECEIVED
APR 18 2003
WASH. D.C. 187 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V. / File No. 82-34708
Additional Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Bank statement, dated March 27, 2003, from ABN AMBRO Bank N.V. regarding payment on shares in a foreign currency that must be filed with the Trade Register in Amsterdam;

2. Amended extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated April 2, 2003 (in Dutch accompanied by English translation), which is prefaced by an explanatory note; and

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

3. Press Release: "As Large Electricity Customers and Utilities Deal with Cost, Grid, and Environmental Pressures, SPL WorldGroup Releases White Paper on Complex Billing", dated April 16, 2003.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

dlw 6/12

continued ....

h:\ak\myd\SEC\(4th subm)4-17-03fdx.com

SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,



Richard V. Zolezzi
Senior Vice President and
General Counsel

encls/

cc: Robert A. Zuccaro, Esq.

FILE NO.
82 - 34708

(1)

[Translation from Dutch]

[logo ABN AMRO BANK]

Correspondence address:
Corporate Clients
Trust Sector Desk
PO Box 407
PAC AB5080
1000 AK Amsterdam


SEC MAIL PROCESSING
RECEIVED
APR 18 2003
WASH. D.C.
187

Baker & McKenzie
Attn Mr A. van Doorn
Leidseplein 2720
1000 CS AMSTERDAM
020-6207475

Department:
Corporate Clients/Trust Sector Desk

Reference:	**Telephone:**	**Fax:**	**Date:**
5423.85.23/ap	0031(0)206295369	0031(0)203830455	27 March 2003

Subject: Middle exchange rate March 27, 2003

Dear Mr Van Doorn,

We hereby inform you that on March 27, 2003 the middle exchange rate of the US Dollar is:

Exchange rate EUR 1.00 is USD 1.0733000.

This information is given without any responsibility for ABN AMRO Bank NV.

Yours sincerely,
ABN AMRO Bank N.V.

<signature>

Arjan Molenaar
Contact Manager

ABN AMRO Bank N.V.,
having its registered office in Amsterdam,
Trade Register of the Amsterdam
Chamber of Commerce no. 33002587
VAT indent. no. NL 00 30 27 144 B01

Changes were registered with the Dutch Trade Register by means of filing a Form 15 which is recorded in Dutch in accordance with the laws of The Netherlands. Form 15, which is a publicly available document, registered the increase of the issued share capital ad EUR 656.56 per March 27, 2003 and is evidenced by an extract from the Dutch Trade Register for SPL WorldGroup B.V., dated April 2, 2003, also publicly available and a copy of which is attached to this summary.


SEC MAIL
RECEIVED
APR 18 2003
WASH. D.C.
187



FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statutenwijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 745.420,94 ....
Gestort kapitaal	:EUR 745.420,94 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ......
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:Homewood Drive 7142, Oakland Californie 94611, Ver. Staten van Amerika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:Mor, Moshe Simha ....
Geboortedatum en -plaats	:13-12-1961, Haifa, Israël ....
Adres	:Broadway 1945, CA 94109 San Francisco, Ver. ... Staten van Amerika ....

26,32 02-04-2003 Blad 00002 volgt.

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KAMER VAN KOOPHANDEL
AMSTERDAM

Infunctietreding	:01-06-1994
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Eilers, Daniel Lyle
Geboortedatum en -plaats	:03-04-1955, Portland, Ver. Staten van Amerika
Adres	:Country Way 13300, CA 94022 L.Althos Hills, Ver. Staten van Amerika
Infunctietreding	:30-05-1997
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Meresman, Stanley J.
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van Amerika
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver. Staten van Amerika
Infunctietreding	:09-02-1998
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Hobbs, Clarence Dexter
Geboortedatum en -plaats	:29-09-1943, Indianapolis, Indiana, Ver. Staten van Amerika
Adres	:139 Lincoln Drive Sausalito, California 94965, Ver. Staten van Amerika
Infunctietreding	:28-09-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Folb, Lewis John
Geboortedatum en -plaats	:13-07-1945, Johannesburg, Zuid-Afrika
Adres	:15 Carmen Street, St Ives NSW 2075, Australië
Infunctietreding	:28-12-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Rotbard, Aliza
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

20,00 02-04-2003

Blad 00003 volgt.

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KAMER VAN KOOPHANDEL
AMSTERDAM

FILE NO.
82-34708

Dossiernummer: 33257798 Blad 00003

Alleen geldig indien door de kamer voorzien van een ondertekening.

46,32

Amsterdam, 02-04-2003

Voor uittreksel



A. WINKLAAR

medewerker wetsuitvoering

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL
AMSTERDAM

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

---

Legal person:

Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.420,94
Paid up capital	:EUR 745.420,94
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:Homewood Drive 7142, Oakland Californie 94611, United States of America
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised

Name	:Mor, Moshe Simha
Date and place of birth	:13-12-1961, Haifa, Israel

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FILE NO.
82 - 34708



KAMER VAN KOOPHANDEL AMSTERDAM

Address	:Broadway 1945, CA 94109 San Francisco, United States of America
Date of entry into office	:01-06-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Eilers, Daniel Lyle
Date and place of birth	:03-04-1955, Portland, United States of America
Address	:Country Way 13300, CA 94022 L.Althos Hills, United States of America
Date of entry into office	:30-05-1997
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Hobbs, Clarence Dexter
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United States of America
Address	:139 Lincoln Drive Sausalito, California 94965, United States of America
Date of entry into office	:28-09-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Folb, Lewis John
Date and place of birth	:13-07-1945, Johannesburg, South-Africa
Address	:15 Carmen Street, St Ives NSW 2075, Australia
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000

20,00 02-04-2003 Page 00003 follows.

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FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

Title	:Directeur ....
Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

49,00

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A. WINKLAAR

HOOFDKANTOOR
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T (020) 531 40 00 F (020) 531 45 96

3


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Press Releases



FOR IMMEDIATE RELEASE

Contacts:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

As Large Electricity Customers and Utilities Deal with Cost, Grid, and Environmental Pressures, SPL WorldGroup Releases White Paper on Complex Billing

April 16, 2003, Morristown, NJ, USA — "Large commercial and industrial (C&I) customers want energy services better tailored to their needs," says SPL WorldGroup CTO Guerry Waters. "Complex billing is one of the best available tools through which utilities can respond."

A new SPL white paper, "Energy Data Management: Complex Billing and Pricing," examines that tool in detail.

Author Brian Owenson, SPL's chief architect and vice president for solution management, explains that complex billing — sometimes called interval or real-time billing — allows utilities to offer a much wider variety of products to large customers.

"Despite the fact that wholesale electricity prices can change hourly or even more frequently," Owenson says, "traditional commercial and industrial electricity rates reflect only a small number of pre-defined time-of-use periods like 'on-peak,' 'off-peak,' or 'weekend.' That rate structure is a barrier to cost-cutting for companies that could change their demand behavior to take advantage of lower wholesale prices when they are available."

Traditional rate patterns also hamper utility efforts to manage temporary load constraints through price-responsive demand, Owenson notes.

Complex billing, in contrast, helps utilities offer favorable pricing strategies to customers willing to vary the price they pay more frequently, often in response to wholesale market changes. The technique starts with consumption metered separately during prescribed time intervals — every quarter or half hour, for instance. To produce a bill, customer management software prices the consumption according to the terms of a contract between the utility

and the customer.

In theory, customers using complex billing products could have separate prices for each time period — almost 1500 per month, for instance, for a customer using half-hour billing increments. In practice, however, utilities and customers frequently map the time-series data to time-of-use periods to reduce the number of separate calculations needed.

The new white paper explores various billing models along with settlements among utilities, hedging tools, load flexes, ratchets, hybrid pricing, loss factors, and capped loads. "Developing complex billing contracts requires that both utilities and customers understand the risks, the options, and the goals," says Owenson.

While the concepts underlying complex billing are not new, says Owenson, interest has grown with the development of competitive wholesale markets and with the need for better grid-management tools.

"Large electricity users definitely support additional billing options," says John A. Anderson, Executive Director of ELCON, a Washington, D.C-based trade association that represents industrial electricity users. "While our members do not want mandatory real-time billing, which would force them to purchase from a spot market, they welcome developments that offer choices and greater flexibility with respect to rates, terms and conditions."

Additional applications could well emerge — in the environmental arena, for instance. A soon-to-be-released report from Resources for the Future suggests that emissions entering the atmosphere between 4:00 a.m. and 10:00 a.m. contribute more to high ozone levels later that day than do emissions released at other times. "Pricing strategies that could be put in place for short time periods when meteorological conditions warrant," says study author Dallas Burtraw, "could help industry and government increase market-based options for reducing pollution."

"Energy Data Management: Complex Billing and Pricing" is available without charge by visiting the SPL website. To request a copy via email, please send to splinfo@splwg.com, or call 1-800-ASK4-SPL.

Editor's Note:

- SPL's Brian Owenson can be reached through Richard Virgilio/Stephenson Group, at 973-989-1177.
- Dallas Burtraw of Resources for the Future can be reached at 202-328-5087.
- John Anderson and John Hughes of ELCON can be reached at 202-682-1390.

The inclusion of non-SPL experts in this release has been done with their permission but does not imply any mutual endorsement of views, products, or services.

###

About SPL WorldGroup
Established in 1994, SPL WorldGroup is a leading provider of best-of-breed customer management solutions. With a 100% record of successful implementations, SPL continues to demonstrate its place

FILE NO. 82 - 34708

as the market leader, providing companies with flexible and scalable customer management solutions that offer a crucial advantage in an increasingly customer-centric environment—the proven ability to attract, nurture and maximize the value of customers through billing excellence and innovation in customer management, sales and marketing. With particular strength in energy sector markets that require multi-language, multi-jurisdiction, multi-currency, and multi-product service lines, SPL has delivered its customer management solutions to financial services, energy, water and waste management customers worldwide. The company employs more than 650 professionals in North America, Europe, and Asia Pacific.

Call 1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

About CorDaptix™
SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer management product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give retailers' customer service representatives the immediate information access they need to serve and retain customers.

For More Information:

To learn more about SPL WorldGroup, or to request a full media kit, please contact Richard Virgilio at Stephenson Group for SPL WorldGroup at (973) 989-1177, or Tracey Mitchell at (973) 401-7525.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risk or uncertainties. Future operating results of SPL WorldGroup may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with customer relations, such as the availability of SPL products and services, customer implementation of products and services, third-party vendors and systems integrators, the pace of deregulation in the global utility industry, concentration of revenues in a relatively small number of customers, significant current and expected additional competition and the need to continue to expand product distribution and services offerings.